Securities and Exchange Commission, Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

AELUMA, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

N/A
(CUSIP Number)

Jonathan Klamkin

27 Castilian Drive

Goleta, California 93117

805-351-2707

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 22, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP No. N/A

(1)	Name of Reporting Persons: Jonathan Klamkin
S.S. or I.R.S. Identification Nos. of above persons: ☐

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF

(5)	Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned By Each Reporting Person With	(7)	Sole Voting Power: 1,626,995

	(8)	Shared Voting Power: 0

	(9)	Sole Dispositive Power: 1,626,995

	(10)	Shared Dispositive Power: 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:
1,626,995

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions). ☐

(13)	Percent of Class Represented by Amount in Row (11):
15.44%

(14)	Type of Reporting Person (See Instructions): IN

(1)	Percentage calculated based on 10,535,000 shares of common stock outstanding of the Issuer as of June 28, 2021.

Item 1.	Security and Issuer.

Securities acquired: Issuer common stock, $0.0001 par value (“Common Stock”)

Issuer:	Aeluma, Inc. (f/k/a Parc Investments, Inc.) (the “Issuer”)
27 Castilian Drive Goleta, California 93117 Telephone: 805-351-2707

Item 2.	Identity and Background.

(a)	This statement is filed by Mr. Jonathan Klamkin. Mr. Klamkin is the holder of record of approximately 15.44% of the Issuer’s outstanding shares of Common Stock based on 10,535,000 shares of Common Stock outstanding as of June 28, 2021.

(b)	The residential address of Mr. Klamkin is 464 Ribera Drive, Santa Barbara, CA 93111.

(c)	Mr. Klamkin is the Issuer’s Chief Executive Officer and the Chairman of its Board of Directors.

(d)	During the past five years, Mr. Klamkin, has never been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, Mr. Klamkin has never been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.

(f)	Mr. Klamkin is a citizen of the USA.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the 1,626,995 shares of Common Stock acquired by Mr. Klamkin was $15,000. The source of these funds was the personal funds of Mr. Klamkin.

Item 4.	Purpose of the Transaction.

On June 22, 2021, the Issuer entered into an Agreement and Plan of Merger and Reorganization by and among itself, Aeluma Operating Co., a Delaware corporation (“Merger-Sub”) and wholly owned subsidiary of the Issuer, and Biond Photonics, Inc. (d.b.a. “Aeluma”), a California corporation (“Biond”), pursuant to which Merger-Sub merged with and into Biond, with Merger-Sub surviving the merger as a wholly owned subsidiary of the Issuer (the “Merger”), and pursuant to which all of the outstanding capital stock of Biond was cancelled in exchange for shares of the Common Stock. Simultaneously with the Merger, the Issuer changed its name from Parc Investments, Inc. to “Aeluma, Inc.”

In connection with the Merger, Mr. Klamkin was issued 1,623,920 shares of the Common Stock in exchange for the 1,250,000 shares of Biond’s common stock that he purchased for $10,000 on October 27, 2020.

Prior to the Merger, on February 5, 2021, Mr. Klamkin paid Biond $5,000 in exchange for the right to receive shares of Biond’s preferred stock upon the occurrence of certain events, pursuant to a Simple Agreement for Future Equity Agreement (the “SAFE Agreement”). However, on June 10, 2021, the parties agreed to convert the right to receive preferred stock into the right to receive shares of common stock at an aggregate cash purchase price of $5,000 (the “SAFE Shares”). Pursuant to such agreement, the SAFE Shares were issued at the time of the Merger in the amount of 3,075 shares of Common Stock.

As a result of the above-mentioned transaction, Mr. Klamkin currently beneficially owns 15.44% of shares of Common Stock of the Issuer.

The shares of Common Stock owned by Mr. Klamkin have been acquired for investment purposes. Mr. Klamkin may make further acquisitions of shares of Common Stock from time to time and, subject to certain restrictions, may dispose of any or all of the shares of Common Stock held by Mr. Klamkin at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities, and other factors.

Except as set forth in this Item 4, Mr. Klamkin does not have any present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)	The aggregate number and percentage of shares of Common Stock directly owned by Mr. Klamkin is based upon a total of 10,535,000 shares of Common Stock outstanding of the Issuer as of June 28, 2021. Mr. Klamkin directly owns 1,626,995 Shares of Common Stock, representing approximately 15.44% issued and outstanding Shares of Common Stock of the Issuer.

(b)	Mr. Klamkin is the direct beneficial owner of 1,626,995 shares of Common Stock. Mr. Klamkin has direct, sole voting power and sole dispositive power with respect to the 1,626,995 shares of Common Stock.

(c)	Other than as described herein, Mr. Klamkin has not effected any transactions in shares of Common Stock during the 60 days preceding the date of this report.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described in this Schedule, to the knowledge of Mr. Klamkin, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between Mr. Klamkin and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 99.1	Merger Agreement (incorporated by reference to the Current Report on Form 8-K filed on June 28, 2021).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 29, 2021

/s/ Jonathan Klamkin
Jonathan Klamkin

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